Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

CELL GENESYS, INC.

a Delaware corporation

Sharon E. Tetlow hereby certifies:

1. She is the Secretary of Cell Genesys, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “General Corporation Law”);

2. The first paragraph of Article 4 of the Company’s Restated Certificate of Incorporation, as amended, is to be amended and restated in its entirety to be and read as follows:

The total number of shares of stock which the Corporation shall have authority to issue is two hundred eighty million (280,000,000) shares, of which two hundred seventy five million (275,000,000) shares having a par value of one-tenth of one cent ($.001) each shall be designated “Common Stock,” and of which five million (5,000,000) shares having a par value of one-tenth of one cent ($.001) each shall be designated “Preferred Stock,” or “Preferred.”

3. This Certificate of Amendment to the Restated Certificate of Incorporation has been duly adopted by the Board of Directors of this corporation in accordance with Section 242 of the General Corporation Law.

4. This Certificate of Amendment to the Restated Certificate of Incorporation has been duly approved, in accordance with Section 242 of the General Corporation Law, by vote of the holders of a majority of the outstanding stock entitled to vote thereon.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Amendment to the Restated Certificate of Incorporation on this 5th day of May, 2009.

/s/ SHARON E. TETLOW
Sharon E. Tetlow
Secretary